John L. Reizian, Esquire

Vice President and Associate General Counsel

The Lincoln National Life Insurance Company

350 Church Street

Hartford, Connecticut 06103-1106

Telephone: (860) 466-1539

Facsimile:  (860) 466-2550

John.Reizian@LFG.com

VIA EDGAR

January 29, 2016

Mr. Alberto Zapata

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

Room 8634; Mail Stop 8629

100 F Street, N. E.

Washington, DC 20549-0506

Re:                             Lincoln Life Flexible Premium Variable Life Account R

                                                Lincoln National Life Insurance Company

Initial Registration Statement on Form N-6

Filing No.: 333-207968

Dear Mr. Zapata:

This is in response to your correspondence dated January 11, 2016.  Below are the responses to your comments in the order in which they were received.  I will provide a strikethrough version of the prospectus containing these revisions under separate cover.

1.   Missing Data

Please provide all data currently missing from the registration statement, e.g., fee table charges, in a pre-effective amendment.

Response:  As requested, all missing data will be included in the Pre-Effective Amendment No: 1.

2.   Charges and Fees (p. 5)

On page 20, the registrant reserves the right to increase the Premium Load, but guarantees that it will not exceed a stated percentage.  Please add this disclosure in bold to the text introducing the fee tables on page five.  Clarify whether such an increase can apply to existing as well as new policy owners.

Response: The following will be added to the introductory text to Table 1 —

The fees shown in the tables below are the maximums we can charge.  Any changes to these maximums will apply only Owners who purchase this product on or after the effective date of any increase.

In addition, we are clarifying this on page 2 (the disclosure regarding Premium Loan) by adding a reference to Table I which provides more information as to the maximums we may charge.

3.   Fee Table — Transaction Fees (p. 6)

a.              The amount shown in the table contains several maximum charges for various policy years.  Please include only a single maximum charge and discuss variations based on policy years in the footnote.

b.              Table I contains an entry for a minimum charge and representative insured.  Please remove these lines from the fee table as they are not required or permitted in the transactions fee table under Item 3 of Form N-6.

Response to 3(a): We ask reconsideration of this comment since: (a) the disclosure of maximum charges at different durations in the table proper (and not in a footnote) was mandated by our previous reviewers; (b) we have followed this approach for a number of years and in several products;  and (c) we are concerned that using a footnote to disclose the maximum  charges for the other durations will lead to that disclosure being less effective as it will be “buried” in the small text of the footnote.

Response to 3(b): We have deleted the reference to a minimum surrender charge.

4.   Fee Table — Periodic Charges (p. 6)

a.              The amount shown in the table contains several maximum charges for various policy years.  Please include a single maximum charge and discuss variations based on policy years in the footnote.

b.              Please reduce the text contained in the Amount Deducted column.  For instance, for the Policy Interest Charge could simply be referenced as: XX% of Loan Account.  Avoid repeating the frequency of charge deductions which are already provided in column two.

Response to 4(a): As with Comment 3(a), we ask reconsideration of this comment since: (a) the disclosure of maximum charges at different durations in the table proper (and not in a footnote) was mandated by our previous reviewers; (b) we have followed this approach for a number of years and in several products;  and (c) we are concerned that using a footnote to disclose the maximum  charges for the other durations will lead to that disclosure being less effective as it will be “buried” in the small text of the footnote.

Response to 4(b):  We have reduced the text contained in the Amount Deducted column as suggested.

5.   Fee Table — Fund Operating Expenses (p. 9)

Please confirm that the fee waiver information contained in footnote 1 to Table III is up- to-date.

Response: We confirm that the fee waiver information is up-to-date.

6.   No Lapse Rider (p. 30)

a.              This rider explanation is currently four pages in length.  The disclosure contains extensive discussions of the methods for calculating reference values pertinent to the rider.  Please consider streamlining this section by pairing down the disclosure to the essential information a policy holder should know regarding how the No-Lapse Value and related references rates are determined.  Consider that the no-lapse rider is discussed again in a separate part of the prospectus beginning on page 49; consolidate any redundant information.

b.               On page 33, the registrant states: “We will credit No-Lapse Value Credited Interest to the No-Lapse Value daily. The interest rate applied to loaned and unloaned funds is shown in the Policy Specifications.”  This disclosure is unclear.  Clarify whether the interest rate discussed in the second sentence is the No-Lapse Value Credited Interest as opposed to the rate applied to loans taken against the policy.  Further, “No-Lapse Value Credited Interest” is not defined.  Please also disclose how the No-Lapse Value Credited Interest is determined, whether it may change, and the current rate.

Response to 6(a): We have attempted to cull out excess verbiage in an effort to reduce the length of the disclosure.  Because the rider offers two provisos that provide lapse protection, the disclosure still exceeds 3 pages.  Being mindful of the Commission’s past guidance with respect to this product feature, we are concerned that further reduction may undermine effective disclosure.  That said, we have also edited the related disclosures on page 49 in order to reduce redundancy.  (Please note that, under the “Allocation Requirements” section of this disclosure, we are slightly modifying item (b) of the paragraph describing the actions we may take should we ever deem it necessary to impose restrictions.)

Response to 6(b):  We have revised the disclosure with respect to the crediting of the No-Lapse Value Credited Interest.  The separate statement referencing it has been deleted and its disclosure is contained in the list of delineated factors used to describe the basis for calculating the No-Lapse Value.  Please note that the rates are set, do not change, are duration based and are set forth in the Policy Specifications.  We believe that the fact that they are labeled a “credited interest” adequately distinguishes them from interest rates used to calculate charges against outstanding loan balances.

7.   Overloan Protection Rider (p. 36)

a.              In the second paragraph of this section, the registrant states that if you choose to exercise this benefit there is a one-time charge shown in the Policy Specifications.  Please provide a specific percentage or flat amount for this charge in the prospectus.

b.              In the description of the rider, the terms “Minimum Policy Years” and “Minimum Attained Age” appear, but are not defined.  Please define these terms prior to first use. Further, the term “Guideline Premium Test” is used and not explained until page 45 of the prospectus.  Please define prior to first use or provide a cross reference to the disclosure on page 45.

Response to 7(a): We have included the one-time charge rate in the part of the rider charge section that relates to this rider.  Moreover, we “point” to Table II where the charge is also disclosed.

Response to 7(b): While we’ve added language to lead into the terms “Minimum Policy Years” and “Minimum Attained Age”, we are not sure that there is any enhanced disclosure.  The terms do not lend themselves to definitions per se as they are merely labels for policy year duration and attained age values shown on the Policy Specifications and used to establish whether the protection is available for election/exercise.  Also, we have now included a cross-reference with respect to the term “Guideline Premium Test”.

8.       Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment.

Response: All financial statements, exhibits, consents and other required disclosures will be included in the Pre-Effective Amendment No: 1.

9.       Power of Attorney

Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) of the Securities Act.

Response:  The Power of Attorney specifically referring to the 1933 Act file number will be included with Pre-Effective Amendment No: 1.

10.   Tandy Representation

Lincoln, as Depositor, on behalf of the Registrant, and as Principal Underwriter, acknowledge the following: should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact me at (860) 466-1539 with any questions or comments about this filing.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement.  If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved.  Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it.  After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.